15045902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 39730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lafayette Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 Woodmont Avenue, Suite 905
(No. and Street)

Bethesda (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaiser Scherer + Schlegel, PLLC
(Name – *if individual, state last, first, middle name*)

1410 Spring Hill Road, Suite 400 (Address) McLean (City), VA (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

* mk

3/4/15

OATH OR AFFIRMATION

I, Lawrence Judge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lafayette Investments, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public commission expires 9/21/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lafayette Investments, Inc.

Report of Independent Registered Public Accounting Firm and Statement of Financial Condition
December 31, 2014

KAISER SCHERER & SCHLEGEL, PLLC

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Lafayette Investments, Inc.**

We have audited the accompanying statement of financial condition of Lafayette Investments, Inc. (a Delaware corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Lafayette Investments, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Lafayette Investments, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Kaiser Scherer & Schlegel, PLLC

McLean, VA

February 25, 2015

Lafayette Investments, Inc.

Statement of Financial Condition

	December 31, 2014
Assets	
Cash and cash equivalents	**$1,538,317**
Receivable from clearing broker	**182,753**
Securities owned (Notes 4 and 5)	
Marketable, at market value	**4,088,905**
Property and equipment, net (Note 3)	**28,755**
Other assets	**85,062**
Total assets	**$5,923,792**
Liabilities and Shareholders' Equity	
Liabilities	
Payable to clearing broker (Note 7)	**$4,085,889**
Accounts payable, accrued expenses and other liabilities	**196,830**
Total liabilities	**4,282,719**
Shareholders' equity (Note 9)	
Common stock, $.01 par value; 10,000 authorized, 662 shares issued and outstanding	7
Paid in capital	**403,270**
Retained earnings	**1,237,796**
Total shareholders' equity	**1,641,073**
Total liabilities and shareholders' equity	**$5,923,792**

The accompanying notes are an integral part of these financial statements.

Lafayette Investments, Inc.

Notes to the Financial Statement

1. Organization

Lafayette Investments, Inc. (the "Company") was incorporated in March 1988, under the laws of the state of Delaware. The Company, which is registered under the Securities Exchange Act of 1934 as a broker-dealer, introduces and forwards all customer accounts to a broker who clears the accounts on a fully disclosed basis. The Company is also a registered investment adviser under the Investment Advisers Act of 1940.

The Company has offices in Bethesda, Maryland and Ashton, Maryland.

2. Significant Accounting Policies

Securities Transactions

The Company uses the trade date basis of accounting for securities transactions and the related revenues and expenses. Marketable securities are reported at market value and securities not readily marketable are reported at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are billed quarterly in advance and the income is recognized as it is earned.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, *Income Taxes*, which requires deferred-tax assets and liabilities to be determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary timing differences) and to be measured at the enacted rates that will be in effect when these differences reverse.

Lafayette Investments, Inc.

Notes to the Financial Statement (continued)

The Company utilizes statutory requirements for its income tax accounting, and avoids risks associated with potentially problematic tax positions that may incur challenge upon audit, where an adverse outcome is more likely than not. Therefore, no provisions are made for either uncertain tax positions nor accompanying potential tax penalties and interest for underpayments of income taxes in the Company's tax reserves. In accordance with ASC Topic 740, the Company may establish a reserve against deferred tax assets in those cases where realization is less than certain.

The Company files income tax returns in the United States (federal) and in the state of Maryland. In most instances, the Company is no longer subject to federal and state income tax examinations by tax authorities for years prior to 2011, and is not currently under examination by any federal or state jurisdiction. It is not anticipated that unrecognized tax benefits will significantly change in the next twelve months.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are principally held on deposit with The Company's clearing broker. Cash, cash equivalents and deposits are carried at cost which approximates fair value.

Depreciation

Property and equipment consist of furniture, equipment, software and leasehold improvements. Depreciation of furniture and computer equipment is recorded on an accelerated basis over a seven-year life and five-year life, respectively. Software is amortized on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over the remaining life of the lease.

Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lafayette Investments, Inc.

Notes to the Financial Statement (continued)

Date of Management's Review

Management evaluated subsequent events through February 25, 2015, the date these financial statements were available to be issued, and there were no subsequent events that required disclosure.

3. Property and Equipment

Property and equipment consisted of the following:

December 31,		**2014**
Furniture and fixtures	**$**	**72,882**
Office equipment		**47,200**
Computer hardware		**63,299**
Property and equipment, at cost		**183,381**
Accumulated depreciation and amortization		**(154,626)**
Property and equipment, net	**$**	**28,755**

Depreciation and amortization expense for the year ended December 31, 2014 was $16,185.

4. Securities Owned

The Company owns marketable securities that represent trading and investment securities carried at quoted market prices. As of December 31, 2014, these marketable securities, which consisted of state and municipal obligations, totaled $4,088,905.

5. Fair Value Measurements on a Recurring Basis

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

- Level 1 – Inputs to valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

- Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

The carrying values of cash and cash equivalents, including money market securities, are included in in Level 1 of the fair value hierarchy due to the short maturities of these instruments.

The following table presents the asset balances measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 1,538,317	$ -	$ -	$ 1,538,317
Securities owned	$ -	$ 4,088,905	$ -	$ 4,088,905

In determining the fair value of its assets and liabilities, the Company predominately uses the market approach. Securities included in Level 2 are valued utilizing inputs obtained from an independent pricing service. The Company reviews the values generated by the independent pricing service for reasonableness by comparing the valuations received from the independent pricing service to valuations from at least one other observable source for each security held. The Company has not adjusted the prices obtained from the independent pricing service.

Lafayette Investments, Inc.

Notes to the Financial Statement (continued)

6. Income Taxes

The provision for income taxes differs from the amount that would be obtained by applying Federal statutory rates primarily due to the difference in accounting for depreciation expense on a tax basis, non-deductible meals and entertainment, limited deduction of charitable contributions, and interest revenue earned on U.S. Treasury securities that is not taxed at the local level. Deferred income taxes are the result of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis, and mainly related to differences between the basis of fixed assets and investments for financial and income tax purposes.

As of December 31, 2014, the Company has charitable contribution carryovers of $36,834 that may be used to offset future taxable income through December 31, 2019.

The provision for income tax expense consists of the following:

Year ended December 31,		**2014**
Current provision for income tax expenses:		
Federal	$	**41,107**
State		**13,298**
Total current provision for income tax expenses		**54,405**
Deferred income tax benefit		
Federal		**(3,002)**
State		**(915)**
Total deferred income tax expense benefit		**(3,917)**
Total provision for income tax expenses	$	**50,488**

7. Payable to Clearing Broker

The Company's clearing broker provides financing, collateralized by state and municipal obligations and corporate bonds, at the broker call rate less 50 basis points, or 1.5% as of December 31, 2014. The Company earns interest on the bonds during the period in which they are held in inventory. The carrying value of the payable to clearing broker approximates the fair value based on current market rates and conditions.

Lafayette Investments, Inc.

Notes to the Financial Statement (continued)

8. Employee Retirement Plan

The Company maintains a 401(k) Profit Sharing Plan which covers substantially all employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Employer contributions for the year ended December 31, 2014 were $106,014.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $1,248,407, which was $1,148,407 in excess of its required net capital of $100,000. The Company's aggregate ratio of indebtedness to net capital as of December 31, 2014 was 0.16 to 1.

10. Concentration of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company periodically reviews the credit standing of its counterparties.

11. Commitments

The Company leases office space, equipment and access to financial data under various operating lease agreements. The Company's operating lease expenses for the year ended December 31, 2014 were $207,013.

Future minimum lease commitments as of December 31, 2014 for all non-cancelable operating leases are as follows:

Year ended December 31,		
2015	$	154,883
2016		72,955
2017		29,427
Total	$	257,265

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Lafayette Investments, Inc.**

We have reviewed management's statements, included in the accompanying Lafayette Investments, Inc. Exemption Report – Brokers and Dealers Pursuant to Rule 15c3-3 (the "Exemption Report"), in which (1) Lafayette Investments, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Lafayette Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provision") and (2) Lafayette Investments, Inc. stated that Lafayette Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Lafayette Investment Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lafayette Investment Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaiser Scherer & Schlegel, PLLC

Mclean, VA

February 25, 2015

Lafayette Investments

Lafayette Investments, Inc.

Exemption Report - Brokers and Dealers Pursuant to Rule 15c3-3

Lafayette Investments, Inc. (the "Company"), as an introducing broker-dealer, clears all customer transactions on a fully- disclosed basis with its clearing broker-dealer, and promptly transmits all customer funds and securities to such clearing broker-dealer. The Company claims an exemption based on section (k)(2)(ii) of Rule 15c3-3.

During its fiscal year-ending December 31, 2014, to the best knowledge and belief, the Company met the above identified exemption provision of Rule 15c3-3(k) without exception.

Lafayette Investments, Inc.

I, LAWRENCE JUDGE, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date: 2/25/15

17830 New Hampshire Avenue, Suite 201
Ashton, MD 20861
301.570.2959
800.826.0075 Fax 301.570.1263